

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail stop 4561

September 30, 2015

Carr Bettis
Principal Executive Officer
AudioEye, Inc.
5210 East Williams Circle, Suite 500
Tucson, AZ 85711

> **Re: AudioEye, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed July 10, 2015**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 333-177463**

Dear Dr. Bettis:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services